Exhibit 3.8

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

RICE ENERGY APPALACHIA, LLC

This Limited Liability Company Agreement (this “Agreement”), dated effective as of January 29, 2014, is made by and between Rice Energy Appalachia, LLC, a Delaware limited liability company (the “Company”), and Rice Energy Inc., a Delaware limited liability company, as the sole member of the Company (the “Sole Member”).

RECITALS:

WHEREAS, the Company was formed as a Delaware limited liability company by the filing of a Certificate of Formation of the Company with the Secretary of State of the State of Delaware effective January 10, 2012; and

WHEREAS, the members of the Company entered into the Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 18, 2012 (the “Prior LLC Agreement”); and

WHEREAS, the Sole Member desires to enter into this Agreement to, among other things, (a) amend and restate the Prior LLC Agreement in its entirety, (b) provide for the management of the Company and (c) set forth its respective rights and obligations.

NOW, THEREFORE, the Sole Member agrees as follows:

1. Formation. The Company was formed as of January 10, 2012 as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act, as amended (the “Act”).

2. Term. The Company shall have a perpetual existence.

3. Purposes. The purposes of the Company are to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall have all of the powers to conduct such business as permitted under the Act.

4. Member. The Sole Member is the sole member of the Company.

5. Allocation of Profits and Losses. The Sole Member shall receive the allocation of all profits, losses, gains, deductions and credits with respect to the operations of the Company.

6. Contributions. Without creating any rights in favor of any third party, the Sole Member may, from time to time, make contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

7. Distributions. The Sole Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company and (b) to enjoy all other rights, benefits and interests in the Company.

8. Management. The business affairs of the Company shall be managed by the Sole Member. The Sole Member shall make all decisions and elections for the Company and have the maximum authority permitted under the Act to bind the Company with respect to any matter, contract or agreement without the consent or approval of any other party. The Sole Member may from time to time delegate to one or more persons such authority as the Sole Member may deem advisable and may elect one or more persons as a chief executive officer, president, vice president, secretary, treasurer or any other title of an officer of the company as determined by the Sole Member to act on behalf of the Company with respect to any matter or matters delegated to such person by the Sole Member. No officer need be a resident of the State of Delaware. In the event the Sole Member appoints a person as an officer of the Company, the Sole Member shall be deemed to have assigned and may thereafter assign titles to particular officers. All officers of the Company, as between themselves and the Company, shall have such authority, perform such duties and manage the Company as determined by the Sole Member.

9. Tax Matters. The Company and the Sole Member shall comply with all requirements of the Internal Revenue Code of 1986, as amended, with respect to the Company. In this regard, the Company shall be disregarded as an entity separate from the Sole Member for federal tax purposes as provided in Treasury Regulations Section 301.7701-3.

10. Indemnification. To the extent allowed under the laws of the State of Delaware, the Company shall indemnify the Sole Member and its affiliates and the Company’s officers (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Company as set forth in this Agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, REGARDLESS OF WHETHER ARISING FROM ANY ACT OR OMISSION WHICH CONSTITUTED THE SOLE, PARTIAL OR CONCURRENT NEGLIGENCE (WHETHER ACTIVE OR PASSIVE) OF SUCH INDEMNITEE, unless it is established that: (a) the act or omission of such Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (b) such Indemnitee did not reasonably believe that it was acting in the best interests of the Company; (c) such Indemnitee actually received an improper personal benefit in money, property or services; or (d) in the case of any criminal proceeding, such Indemnitee had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that such Indemnitee did not meet the requisite standard of conduct set forth in this Section 10. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that such Indemnitee acted in a manner contrary to that specified in this Section 10. Any indemnification pursuant to this Section 10 shall be made only out of the assets of the Company, including insurance proceeds, if any. The indemnification provided by this Section 10 shall be the primary source of indemnification with respect to the matters addressed herein, without regard to other potential sources of indemnification, reimbursement or contribution (subject to applicable express provisions of any insurance policy to which the Company is a party).

11. Transfers. The Sole Member may freely transfer all or any part of its membership interest in the Company at any time. Any such transferee shall become an additional or substituted Sole Member of the Company, as applicable, with full rights of a Sole Member as set forth herein and in the Act.

12. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Sole Member may elect or as may be required under the Act. No other event will cause the Company to dissolve.

13. Amendment. This Agreement may be amended, supplemented or restated at any time by and with the consent of the Sole Member.

14. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

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Execution Version

IN WITNESS WHEREOF, the undersigned parties hereto have executed this Agreement as of the day and year first above written.

SOLE MEMBER:

RICE ENERGY INC.

By:	/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

RICE ENERGY APPALACHIA, LLC

LIMITED LIABILITY COMPANY AGREEMENT

SIGNATURE PAGE